New York Life Investment Management Institutional Funds
Form N-SAR
Attachment for Item 77K
Effective August 27, 2003, KPMG LLP, 1601 Market Street,
Philadelphia, Pennsylvania 19103-2499, has been selected as independent public accountant for the New York Life Investment
Management InstitutionalFunds. KPMG LLP examines the financial statements of the Funds and provides other audit, tax, and related services as pre-approved by the Audit Committee.